Exhibit 99.1

Investor Webinar Presentation

Melbourne, Australia, February 8, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to advise our Chief Executive Officer, Steven Lydeamore will be presenting at the Monsoon Communications Investor function on Thursday, 8th February in Sydney, Australia.

A copy of the presentation being made is included below.

Authorised for release by the Board of Immuron Limited.

- - - END - - -

COMPANY CONTACT:

Steven Lydeamore
Chief Executive Officer
Ph: +61 (0)3 9824 5254

info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting traveller’s diarrhoea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletised preparation of hyperimmune bovine antibodies and other factors, which when taken with meals bind to diarrhoea-causing bacteria and prevent colonisation and the pathology associated with traveller’s diarrhoea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveller’s Diarrhoea, reduce the risk of minor gastrointestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveller’s Diarrhoea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Traveller’s Diarrhoea

Traveller’s Diarrhoea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with Traveller’s Diarrhoea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

immuron

INVESTOR PRESENTATION
MONSOON COMMUNICATIONS

8 FEBRUARY, 2024

Steven Lydeamore - CEO

NASDAQ: IMRN
ASX: IMC

SAFE HARBOR STATEMENT

Certain statements made in this presentation are forward-looking statements and are based on Immuron's current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "guidance" and similar expressions are intended to identify forward-looking statements.

Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron's control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements.

The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

FY2024 results in this presentation are subject to audit review.

immuron

2

REVENUE GENERATING WITH STRONG PIPELINE

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Financial Snapshot

	30-Jun-23	31-Dec-23
Shares on Issue	227,798,346	227,798,346
Total Options	12,879,720	15,568,559
Last Traded Price	IMC: A$0.075	IMC: A$0.077
Market Cap.	IMC: A$17.1m	IMC: A$17.5m
Cash & Cash Equivalents	A$17.2m	
Sales Revenue	A$1.8m	H1, FY24 A$2.4m

immuron

3

REVENUE GENERATING WITH STRONG PIPELINE

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Pipeline Snapshot

	30-Jun-23	31-Dec-23
Travelan (IMM-124E) - Phase 2 Traveller's Diarrhoea	Initiated IMM-124E ETEC[2] CHIM[3] clinical trial	Completion of In-patient phase ETEC[2] CHIM[3] clinical trial
Travelan® (IMM-124E) – Phase 4 Traveller's Diarrhoea	USU[4] P2TD IMM-124E field clinical trial recruited 35% of 868 participants	Recruited 50% of 868 participants
CampETEC – Phase 2 Campylobacteriosis	FDA IND[1] approved (Clinical Hold released)	Completion of In-patient phase Campylobacter CHIM[3] clinical trial
IMM-529 – Phase 2 Clostridioides Difficile	Completed 600 mg solid dose active formulation development	Completion of IMM-529 drug substance manufacture by CSIRO

1. Investigational New Drug; 2. Enterotoxigenic *E.coli*; 3. controlled human infection model; 4. Uniformed Health Services University of the Health Sciences

immuron

4

DISTRIBUTION CAPABILITY

	Australia	USA	Canada
Retail Pharmacy	✔ (Established)		✔ (Developing)
B2B	✔ (Developing)	✔ (Established)	✔ (Developing)
E-commerce	✔ (Developing)	✔ (Established)	✔ (Developing)

✔ Established
✔ Developing

Key Commentary

Australia

- Retail network includes over 3,500 pharmacies
- Online sales of both Travelan® and Protectyn®
- Protectyn® is distributed by Osborne Health Supplies

USA

- Travelan® is sold to travel medicine clinics and on our own amazon.com shopfront (launched July 2023)
- Re-entry into retail pharmacies in USA being explored in FY24

Canada

- We are relaunching 1Q2024

International

- We are evaluating options to enter international markets through distributors

Shandex
Ontario, Canada
Distributes to all provinces of Canada
Immuron Limited
Vancouver, BC, Canada
RJW Logistics
Chicago, USA
Distributes to all states of USA
Immuron Inc.
New York, USA
Immuron Limited
Melbourne, Australia
Distributes to all states of Australia and to distributors in USA and Canada immuron

5

STRONG SALES GROWTH IN A BILLION DOLLAR MARKET[3]

ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

Traveller's Diarrhoea (TD)

Market is large and growing ~7% [3] CAGR

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent

30% - 70% of travelers experience TD [4]

Net Sales
FY23: **A$1.16 million**
1HFY24: **A$1.85 million**
132% higher than pre-pandemic period 1HFY20

Net Sales
FY23: **A$0.64 million**
1HFY24: **A$0.48 million**
6% lower than pre-pandemic period 1HFY20

Australia
Short term resident returns in Oct 23 were 47% higher than Oct 22 [1]

USA
Total departures Sep 23 were 17% higher than Sep 22 [2]

Chief Commercial Officer has 20+ year's experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G

$83m

Based on US annual travel numbers and a penetration rate of 15%, **the market potential is estimated at $83m** [5]

$50m

Based on EU travel numbers and a penetration rate of 15%, the **market potential is estimated at $50m** [5]

1. https://www.abs.gov.au/statistics/industry/tourism-and-transport/overseas-arrivals-and-departures-australia/latest-release
2. https://www.trade.gov/sites/default/files/2023-09/US-Outbound-to-World-Regions.xlsx
3. https://www.transparencymarketresearch.com/travelers-diarrhea-market.html
4. Centers for Disease Control and Prevention Yellow Book
5. IMC Company Report - Travelan Market Analysis 2019

immuron 6

TECHNOLOGY PLATFORM FOR GUT MEDIATED DISEASES

Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens.*

Immuron's proprietary technology platform ***combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies*** that offer delivery within the gastrointestinal ("GI") tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces.

STEP 1
Development of Highly Specific Vaccines

STEP 2
Isolation of Hyperimmune antibody-rich bovine colostrum

STEP 3
Oral Antimicrobial therapeutics without drawbacks of antibiotics

Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF!
CLINICALLY PROVEN - OVER 90% PROTECTION

FINAL PRODUCT
Toxin Neutralization + Clearance of targeted gut pathogens

- ✓ *Reduce occurrence and reduce/relieve diarrhoea*
- ✓ *Reduce/relieve abdominal cramping*
- ✓ *Reduce/relieve gastrointestinal pain*
- ✓ *Assists repair of gastrointestinal/gut wall lining*
- ✓ *Enhance/promote immune defence*
- ✓ *Enhance/promote health liver function*

Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA)

* *Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1-11, https://doi.org/10.1016/j.nfs.2021.10.001*

7

STRONG PIPELINE WITH NEAR TERM MILESTONES

Immuron's Clinical Programs

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E Travelan®	Traveler's Diarrhea ETEC challenge	Immuron			
IMM-529	*Clostridioides difficile* Infection & Recurrence	Immuron			

Our Partners' Clinical Programs

Compound or brand name	Partner	Phase I	Phase II	Phase III	Market
Travelan®	Uniformed Services University				
CampETEC	Naval Medical Research Command				

Further information on the clinical programs can be found on slide 8

8

NEAR TERM MILESTONES ANTICIPATED TO DRIVE VALUE

	2H 2022	1H 2023	2H 2023	1H 2024	2H 2024
Travelan®	• FDA IND[1] approved for single daily dose IMM-124E ETEC[2] CHIM[3] clinical trial	• IRB Approval[4] • Initiated IMM-124E ETEC[2] CHIM[3] clinical trial	• 100% of patients enrolled • Completion of In-patient phase ETEC[2] CHIM[3] clinical trial	• Topline results for IMM-124E ETEC[2] clinical trial	• Clinical Study Report
CampETEC	• Submitted Response Letter to FDA Clinical Hold • Immuron sponsored Toxicology study - completed	• Toxicology Study Report • FDA IND[1] approved (Clinical Hold released)	• Institutional Review Board approval of NMRC[5] CampETEC Campylobacter CHIM[3] clinical trial protocol • Initiated IMM-124E Campylobacter CHIM[3] clinical trial	• Completion of In-patient phase CampETEC Campylobacter CHIM[3] clinical trial	• Topline results for CampETEC Campylobacter CHIM[3] clinical trial
IMM-529	• 600 mg solid dose active formulation development		• IMM-529 cGMP manufacture	• IMM-529 (CDI)[7] Pre-IND[1] submission	• FDA meeting
Travelan®	• USU[6] P2TD IMM-124E field clinical trial recruitment commencement		• ~50% of 868 participants recruited	• Completion of enrollment • Completion of in-patient phase	• Topline results

Completed; 1. Investigational New Drug; 2. Enterotoxigenic *E.coli*; 3. controlled human infection model; 4. Institutional Review Board; 5. Naval Medical Research Command; 6. Uniformed Health Services University of the Health Sciences; 7. Clostridioides Difficile

IMMURON 9

SCIENTIFIC REFERENCES

Travelan® (IMM-124E)

Travelan® has been shown to reduce both the incidence and severity of ETEC-induced diarrhea in up to 90% of volunteers	Scandinavian Journal of Gastroenterology, 46:7-8, 862-868, DOI: 10.3109/00365521.2011.574726
Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers' Diarrhea in Active Duty Military Service Assigned Abroad.	Military Health System Research Symposium 14-17 Aug 2023_Abstract 1
Travelan as a broad Spectrum anti-bacterial	Immuron Limited, 29 April, 2011
Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler's diarrhea	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019
Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018
Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017
Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta)	Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021.
Bioactive Immune Components of Travelan®	Clin Vaccine Immunol 24:e00186-16. https://doi.org/10.1128/CVI.00186-16
Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM-124E) has a non-detrimental effect on gut microbial communities in unchallenged mice	Infect Immun. 2023 Nov; 91(11): e00097-23.
Administration of the Hyper-immune Bovine Colostrum Extract IMM-124E Ameliorates Experimental Murine Colitis	Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785–797, https://doi.org/10.1093/ecco-jcc/jjy213

IMM-529

Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative	Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5 immuron

STEVEN LYDEAMORE
CHIEF EXECUTIVE OFFICER
IMMURON LIMITED

CONTACT INFORMATION:

EMAIL: STEVE@IMMURON.COM

PHONE: AUSTRALIA: +61 438 027 172

11